UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

The Madison Square Garden Company

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

55826P 100

(CUSIP Number)

Richard D. Bohm

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

212-909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55826P 100	Page 2 of 46

1.	Name of reporting person Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2009 Revocable Trust
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,533,503
	8.	Shared voting power 5,084,995
	9.	Sole dispositive power 3,533,503
	10.	Shared dispositive power 5,084,995
11.	Aggregate amount beneficially owned by each reporting person 8,618,498
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 12.1%
14.	Type of reporting person IN

*	Excludes 5,514,163 shares of The Madison Square Garden Company Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), issuable upon conversion of an equal number of shares of The Madison Square Garden Company Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100	Page 3 of 46

1.	Name of reporting person Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2009 Revocable Trust
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,949,998
	8.	Shared voting power 6,668,500
	9.	Sole dispositive power 1,949,998
	10.	Shared dispositive power 6,668,500
11.	Aggregate amount beneficially owned by each reporting person 8,618,498
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 12.1%
14.	Type of reporting person IN

*	Excludes 5,514,163 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100	Page 4 of 46

1.	Name of reporting person James L. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 332,374
	8.	Shared voting power 975,581
	9.	Sole dispositive power 332,374
	10.	Shared dispositive power 975,581
11.	Aggregate amount beneficially owned by each reporting person 1,307,955
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 2.0%
14.	Type of reporting person IN

*	Excludes 12,646,441 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100	Page 5 of 46

1.	Name of reporting person Thomas C. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 40,767
	8.	Shared voting power 966,844
	9.	Sole dispositive power 40,767
	10.	Shared dispositive power 966,844
11.	Aggregate amount beneficially owned by each reporting person 1,007,611
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.6%
14.	Type of reporting person IN

*	Excludes 12,661,597 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100	Page 6 of 46

1.	Name of reporting person Patrick F. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 33,751
	8.	Shared voting power 940,797
	9.	Sole dispositive power 33,751
	10.	Shared dispositive power 940,797
11.	Aggregate amount beneficially owned by each reporting person 974,548
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.5%
14.	Type of reporting person IN

*	Excludes 12,702,540 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100	Page 7 of 46

1.	Name of reporting person Kathleen M. Dolan, individually, and as Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust and as a Trustee of the Charles F. Dolan Children Trusts
Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 36,867
	8.	Shared voting power 5,739,923
	9.	Sole dispositive power 36,867
	10.	Shared dispositive power 5,739,923
11.	Aggregate amount beneficially owned by each reporting person 5,776,790
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 8.4%
14.	Type of reporting person IN

*	Excludes 434,274 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and 8,089,548 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100	Page 8 of 46

1.	Name of reporting person Marianne E. Dolan Weber
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 8,363
	8.	Shared voting power 939,591
	9.	Sole dispositive power 8,363
	10.	Shared dispositive power 939,591
11.	Aggregate amount beneficially owned by each reporting person 947,954
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.5%
14.	Type of reporting person IN

*	Excludes 434,274 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and 12,697,753 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100	Page 9 of 46

1.	Name of reporting person Deborah A. Dolan-Sweeney
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,647
	8.	Shared voting power 1,001,718
	9.	Sole dispositive power 3,647
	10.	Shared dispositive power 1,001,718
11.	Aggregate amount beneficially owned by each reporting person 1,005,365
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.6%
14.	Type of reporting person IN

*	Excludes 434,274 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and 12,669,574 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100	Page 10 of 46

1.	Name of reporting person Lawrence J. Dolan
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,850
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,850
11.	Aggregate amount beneficially owned by each reporting person 1,850
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.0%
14.	Type of reporting person IN

*	Excludes 13,588,555 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Lawrence J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100	Page 11 of 46

1.	Name of reporting person David M. Dolan, as a Trustee of the Charles F. Dolan 2009 Family Trusts
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 302,647
	8.	Shared voting power 2,845,410
	9.	Sole dispositive power 302,647
	10.	Shared dispositive power 2,845,410
11.	Aggregate amount beneficially owned by each reporting person 3,148,057
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 4.8%
14.	Type of reporting person IN

*	Excludes 10,830,665 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which David M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100	Page 12 of 46

1.	Name of reporting person Paul J. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 95,820
	8.	Shared voting power 1,938,845
	9.	Sole dispositive power 95,820
	10.	Shared dispositive power 1,938,845
11.	Aggregate amount beneficially owned by each reporting person 2,034,665
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 3.1%
14.	Type of reporting person IN

*	Excludes 11,742,616 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Paul J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100	Page 13 of 46

1.	Name of reporting person Matthew J. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Marianne Dolan Weber and the Charles F. Dolan Children Trust FBO Thomas C. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,387
	8.	Shared voting power 1,907,110
	9.	Sole dispositive power 2,387
	10.	Shared dispositive power 1,907,110
11.	Aggregate amount beneficially owned by each reporting person 1,909,497
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 2.9%
14.	Type of reporting person IN

*	Excludes 11,770,795 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Matthew J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100	Page 14 of 46

1.

Name of reporting person

Mary S. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Patrick F. Dolan and the Charles F. Dolan 2009 Family Trusts

2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 6,839
	8.	Shared voting power 4,746,193
	9.	Sole dispositive power 6,839
	10.	Shared dispositive power 4,746,193
11.	Aggregate amount beneficially owned by each reporting person 4,753,032
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 7.0%
14.	Type of reporting person IN

*	Excludes 9,025,669 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100	Page 15 of 46

1.	Name of reporting person Charles F. Dolan Children Trust FBO Kathleen M. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 966,845
	8.	Shared voting power 0
	9.	Sole dispositive power 966,845
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 966,845
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.5%
14.	Type of reporting person OO

*	Excludes 12,669,574 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100	Page 16 of 46

1.	Name of reporting person Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 966,845
	8.	Shared voting power 0
	9.	Sole dispositive power 966,845
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 966,845
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.5%
14.	Type of reporting person OO

*	Excludes 12,669,574 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100	Page 17 of 46

1.	Name of reporting person Charles F. Dolan Children Trust FBO Marianne Dolan Weber
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 938,666
	8.	Shared voting power 0
	9.	Sole dispositive power 938,666
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 938,666
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.5%
14.	Type of reporting person OO

*	Excludes 12,697,753 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100	Page 18 of 46

1.	Name of reporting person Charles F. Dolan Children Trust FBO Patrick F. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 933,879
	8.	Shared voting power 0
	9.	Sole dispositive power 933,879
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 933,879
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.5%
14.	Type of reporting person OO

*	Excludes 12,702,540 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100	Page 19 of 46

1.	Name of reporting person Charles F. Dolan Children Trust FBO Thomas C. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 966,844
	8.	Shared voting power 0
	9.	Sole dispositive power 966,844
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 966,844
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.5%
14.	Type of reporting person OO

*	Excludes 12,661,597 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100	Page 20 of 46

1.	Name of reporting person Charles F. Dolan Children Trust FBO James L. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 966,844
	8.	Shared voting power 0
	9.	Sole dispositive power 966,844
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 966,844
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.5%
14.	Type of reporting person OO

*	Excludes 12,661,597 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100	Page 21 of 46

1.	Name of reporting person Charles F. Dolan 2009 Family Trust FBO James L. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 531,110
	8.	Shared voting power 0
	9.	Sole dispositive power 531,110
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 531,110
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.8%
14.	Type of reporting person OO

*	Excludes 13,070,740 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100	Page 22 of 46

1.	Name of reporting person Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 531,110
	8.	Shared voting power 0
	9.	Sole dispositive power 531,110
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 531,110
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.8%
14.	Type of reporting person OO

*	Excludes 13,070,740 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100	Page 23 of 46

1.	Name of reporting person Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 449,110
	8.	Shared voting power 0
	9.	Sole dispositive power 449,110
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 449,110
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.7%
14.	Type of reporting person OO

*	Excludes 13,152,740 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100	Page 24 of 46

1.	Name of reporting person Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 456,110
	8.	Shared voting power 0
	9.	Sole dispositive power 456,110
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 456,110
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.7%
14.	Type of reporting person OO

*	Excludes 13,145,740 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100	Page 25 of 46

1.	Name of reporting person Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 519,110
	8.	Shared voting power 0
	9.	Sole dispositive power 519,110
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 519,110
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.8%
14.	Type of reporting person OO

*	Excludes 13,082,740 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100	Page 26 of 46

1.	Name of reporting person Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 351,110
	8.	Shared voting power 0
	9.	Sole dispositive power 351,110
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 351,110
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.6%
14.	Type of reporting person OO

*	Excludes 13,250,740 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100	Page 27 of 46

1.	Name of reporting person Ryan Dolan 1989 Trust
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 15,156
	8.	Shared voting power 0
	9.	Sole dispositive power 15,156
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 15,156
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.0%
14.	Type of reporting person OO

*	Excludes 13,573,399 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Ryan Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100	Page 28 of 46

1.	Name of reporting person Tara Dolan 1989 Trust
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 15,156
	8.	Shared voting power 0
	9.	Sole dispositive power 15,156
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 15,156
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.0%
14.	Type of reporting person OO

*	Excludes 13,573,399 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Tara Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

AMENDMENT NO. 6 TO SCHEDULE 13D

This Amendment to Schedule 13D is being filed jointly by (i) the individuals (in their individual capacity and/or as trustee or co-trustee of specified trusts) and trusts listed in Item 2(a) below (the “Group Members”) who may be deemed to beneficially own all of the shares of Class B Common Stock of The Madison Square Garden Company (the “Issuer”), par value $.01 per share (the “Class B Common Stock”), which are convertible share for share at the option of the holder into Class A Common Stock of the Issuer, par value $.01 per share (the “Class A Common Stock,” and together with the Class B Common Stock, the “Common Stock”), and a certain number of shares of Class A Common Stock, in each case as described herein, and (ii) Lawrence J. Dolan to reflect, among other matters, Lawrence J. Dolan’s resignation as a trustee of the 2009 Family Trusts (as defined in Item 2 below), his ceasing to be a trustee of a Group Member, and the appointment of Mary S. Dolan as a trustee of the 2009 Family Trusts.

The Schedule 13D (the “Schedule”) filed by the original Group Members on February 12, 2010, as amended and supplemented by Amendment No. 1 filed on November 19, 2010, Amendment No. 2 filed on March 10, 2011, Amendment No. 3 filed on September 16, 2011, Amendment No. 4 filed on October 3, 2012 and Amendment No. 5 filed on May 22, 2013, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 6.

Item 2	Identity and Background

The disclosure in Item 2 is hereby amended by amending and restating part (a) thereof as follows:

(a) The names of the Reporting Persons who are Group Members are: Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2009 Revocable Trust (the “CFD 2009 Trust”); Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2009 Revocable Trust (the “HAD 2009 Trust”); James L. Dolan; Thomas C. Dolan; Patrick F. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan (hereinafter collectively referred to as the “Dolan Children Trusts” and individually, a “Dolan Children Trust”), and as sole Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne E. Dolan Weber; Deborah A. Dolan-Sweeney; David M. Dolan, as a Trustee of the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney (collectively, the “2009 Family Trusts” and individually, a “2009 Family Trust”); Paul J. Dolan, as a Trustee of the Dolan Children Trusts FBO Kathleen M. Dolan and James L. Dolan; Matthew J. Dolan, as a Trustee of the Dolan Children Trusts FBO Marianne Dolan Weber and Thomas C. Dolan; Mary S. Dolan, as a Trustee of the Dolan Children Trusts FBO Deborah Dolan-Sweeney and Patrick F. Dolan, and each of the 2009 Family Trusts; Dolan Children Trust FBO Kathleen M. Dolan; Dolan Children Trust FBO Marianne Dolan Weber; Dolan Children Trust FBO Deborah Dolan-Sweeney; Dolan Children Trust FBO James L. Dolan; Dolan Children Trust FBO Thomas C. Dolan; Dolan Children Trust FBO Patrick F. Dolan; 2009 Family Trust FBO James L. Dolan; 2009 Family Trust FBO Thomas C. Dolan; 2009 Family Trust FBO Patrick F. Dolan; 2009 Family Trust FBO Kathleen M. Dolan; 2009 Family Trust FBO Marianne E. Dolan Weber; 2009 Family Trust FBO Deborah A. Dolan-Sweeney; Ryan Dolan 1989 Trust; and Tara Dolan 1989 Trust. Lawrence J. Dolan, in his capacity as a trustee of certain trusts, ceased to be a Group Member on August 13, 2013.

The disclosure in Item 2(b) is hereby amended by changing all references of “William A. Frewin” to “Renzo Mori”.

Item 5	Interest in Securities of the Issuer

The disclosure in Item 5(a) and (b) is hereby amended and restated to read in its entirety as follows:

(a) and (b) the Group Members may be deemed to beneficially own an aggregate of 14,865,643 shares of Class A Common Stock as a result of their beneficial ownership of (i) 1,277,088 shares of Class A Common Stock (including options to purchase 230,750 shares of Class A Common Stock that are exercisable within sixty days of this filing), and (ii) 13,588,555 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 19% of the total shares of the Issuer’s common stock currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 13,588,555 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders Agreement. Individuals who are Group Members solely in their capacity as trustees of trusts that are Group Members may be deemed to beneficially own an additional 430,008 shares of Class A Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Charles F. Dolan may be deemed to beneficially own an aggregate of 8,618,498 shares of Class A Common Stock, including (i) 544,106 shares of Class A Common Stock (including options to purchase 111,000 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 8,074,392 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 12.1% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 3,533,503 shares of Class A Common Stock (including 55,999 shares of Class A Common Stock and options to purchase 111,000 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record personally, and 3,366,504 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2009 Trust and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 5,084,995 shares of Class A Common Stock (including 297,337 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 79,770 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and 4,707,888 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 1,949,998 shares of Class B Common Stock owned by the HAD 2009 Trust and 2,757,890 shares of Class B Common Stock owned by the 2009 Family Trusts). He disclaims beneficial ownership of 297,337 shares of Class A Common Stock owned of record by the Dolan Family Foundation and 79,770 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and 4,707,888 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 1,949,998 shares of Class B Common Stock owned by the HAD 2009 Trust and 2,757,890 shares of Class B Common Stock owned of record by the 2009 Family Trusts, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Helen A. Dolan may be deemed to beneficially own an aggregate of 8,618,498 shares of Class A Common Stock, including (i) 544,106 shares of Class A Common Stock (including options to purchase 111,000 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 8,074,392 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 12.1% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of 1,949,998 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned by the HAD 2009 Trust and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 6,668,500 shares of Class A Common Stock (including 297,337 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 79,770 shares of Class A Common Stock owned of record by the 2009 Family Trusts, 55,999 shares of Class A Common Stock and options to purchase 111,000 shares of Class A Common Stock exercisable within sixty days of this filing owned of record personally by her spouse, Charles F. Dolan, and 6,124,394 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 3,366,504 shares of Class B Common Stock owned of record by the CFD 2009 Trust and 2,757,890 shares of Class B Common Stock owned of record by the 2009

Family Trusts). She disclaims beneficial ownership of 297,337 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 79,770 shares of Class A Common Stock owned of record by the 2009 Family Trusts, 55,999 shares of Class A Common Stock and options to purchase 111,000 shares of Class A Common Stock exercisable within sixty days of this filing owned of record personally by her spouse, and 6,124,394 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 3,366,504 shares of Class B Common Stock owned of record by the CFD 2009 Trust and 2,757,890 shares of Class B Common Stock owned of record by the 2009 Family Trusts, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

James L. Dolan may be deemed to beneficially own an aggregate of 1,307,955 shares of Class A Common Stock, including (i) 365,841 shares of Class A Common Stock (including options to purchase 111,000 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 942,114 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.0% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 332,374 shares of Class A Common Stock (including 204,743 shares of Class A Common Stock owned of record personally, 1,475 shares of Class A Common Stock held as custodian for one or more minor children and options to purchase 111,000 shares of Class A Common Stock that are exercisable within sixty days of this filing and 15,156 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 975,581 shares of Class A Common Stock (including 1,250 shares of Class A Common Stock owned jointly with his spouse, 4,324 shares of Class A Common Stock owned of record personally by his spouse, 388 shares of Class A Common Stock owned of record by his spouse through a 401(k) plan, 2,775 shares of Class A Common Stock owned of record by members of his household, and 39,886 shares of Class A Common Stock owned of record by the Dolan Children Trust for his benefit and 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit). He disclaims beneficial ownership of 1,475 shares of Class A Common Stock held as custodian for one or more minor children, 4,324 shares of Class A common Stock owned of record personally by his spouse, 2,775 shares of Class A Common Stock owned of record by members of his household, 388 shares of Class A Common Stock owned of record by his spouse through a 401(k) plan, and 39,886 shares of Class A Common Stock and 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Thomas C. Dolan may be deemed to beneficially own 1,007,611 shares of Class A Common Stock, including (i) 80,653 shares of Class A Common Stock and (ii) 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This amount represents approximately 1.6% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 40,767 shares of Class A Common Stock owned of record personally and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 39,886 shares of Class A Common Stock and 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit. He disclaims beneficial ownership of 39,886 shares of Class A Common Stock and 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Patrick F. Dolan may be deemed to beneficially own an aggregate of 974,548 shares of Class A Common Stock, including (i) 88,533 shares of Class A Common Stock (including options to purchase 3,000 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 886,015 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.5% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 33,751 shares of Class A Common Stock (including 30,751 shares of Class A Common Stock and options to purchase 3,000 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 940,797 shares of Class A Common Stock (including 4,256 shares of Class A Common Stock owned jointly with his spouse, 300 shares of Class A Common Stock owned of record by his spouse, 1,850 shares of Class A Common Stock owned of record by members of his household and 512 shares owned of record by the Daniel P. Mucci Trust (the “Mucci Trust”) for which he serves as co-trustee and 47,864 shares of Class A Common Stock owned of record by the Dolan Children Trust for his benefit and 886,015 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit). He disclaims beneficial ownership of 1,850 shares of Class A Common Stock owned of record by members of his household, 300 shares of Class A Common Stock owned of record by his spouse, 512 shares of Class A Common Stock held by the Mucci Trust, and 47,864 shares of Class A Common Stock and 886,015 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Kathleen M. Dolan may be deemed to beneficially own an aggregate of 5,776,790 shares of Class A Common Stock, including (i) 277,783 shares of Class A Common Stock and (ii) 5,499,007 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 8.4% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 36,867 shares of Class A Common Stock (including 4,705 shares of Class A Common Stock owned of record personally and 1,850 shares of Class A Common Stock held as custodian for one or more minor children and an aggregate of 30,312 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 5,739,923 shares of Class A Common Stock (including an aggregate of 271,228 shares of Class A Common Stock owned of record by the Dolan Children Trusts and an aggregate of 5,468,695 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts). She disclaims beneficial ownership of 1,850 shares of Class A Common Stock held as custodian for one or more minor children, an aggregate of 271,228 shares of Class A Common Stock owned of record by the Dolan Children Trusts and an aggregate of 5,499,007 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Marianne Dolan Weber may be deemed to beneficially own an aggregate of 947,954 shares of Class A Common Stock, including (i) 57,152 shares of Class A Common Stock (including options to purchase 2,000 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 890,802 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.5% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 8,363 shares of Class A Common Stock (including 6,363 shares of Class A Common Stock, options to purchase 2,000 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 939,591 shares of Class A Common Stock (including 925 shares of Class A Common Stock held by a member of her household, 47,864 shares of Class A Common Stock owned by the Dolan Children Trust for her benefit and 890,802 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit). She disclaims beneficial ownership of 925 shares of Class A Common Stock held by a member of her household, and 47,864 shares of Class A Common Stock and 890,802 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 1,005,365 shares of Class A Common Stock, including (i) 86,384 shares of Class A Common Stock (including options to purchase 3,750 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 918,981 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.6% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 3,647 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,001,718 shares of Class A Common Stock (including 24,373 shares of Class A Common Stock and options to purchase 3,750 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record by her spouse, 6,750 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee and 47,864 shares of Class A Common Stock owned of record by the Dolan Children Trust for her benefit and 918,981 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit). She disclaims beneficial ownership of 24,373 shares of Class A Common Stock and options to purchase 3,750 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record by her spouse, 6,750 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee and 47,864 shares of Class A Common Stock and 918,981 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Lawrence J. Dolan may be deemed to beneficially own an aggregate of 1,850 shares of Class A Common Stock. He may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,850 shares of Class A Common Stock owned of record with his spouse. The information contained on page 10 of this Schedule 13D is hereby incorporated by reference.

David M. Dolan may be deemed to beneficially own an aggregate of 3,148,057 shares of Class A Common Stock, including (i) 390,167 shares of Class A Common Stock and (ii) 2,757,890 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 4.8% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 302,647 shares of Class A Common Stock (including 3,442 shares of Class A Common Stock owned of record by the David M. Dolan Revocable Trust and 299,205 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 2,845,410 shares of Class A Common Stock (including 1,850 shares of Class A Common Stock owned jointly with his spouse, 5,250 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 650 shares of Class A Common Stock held by his spouse as custodian for a minor child, an aggregate of 79,770 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 2,757,890 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts). He disclaims beneficial ownership of 299,205 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust, 5,250 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 650 shares of Class A Common Stock held by his spouse as custodian for a minor child, an aggregate of 79,770 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 2,757,890 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

Paul J. Dolan may be deemed to beneficially own an aggregate of 2,034,665 shares of Class A Common Stock, including (i) 188,726 shares of Class A Common Stock, and (ii) 1,845,939 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.1% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 95,820 shares of Class A Common Stock (including 4,378 shares of Class A Common Stock held as custodian for one or more minor children and 91,442 shares of Class A Common Stock owned of record by the CFD Trust No. 10) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,938,845 shares of Class A Common Stock (including 5,156 shares of Class A Common Stock owned jointly with his spouse, an aggregate of 87,750 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 1,845,939 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan). He disclaims beneficial ownership of 4,378 shares of Class A Common Stock held as custodian for one or more minor children, 91,442 shares of Class A Common Stock owned of record by the CFD Trust No. 10, an aggregate of 87,750 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 1,845,939 shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

Matthew J. Dolan may be deemed to beneficially own an aggregate of 1,909,497 shares of Class A Common Stock, including (i) 91,737 shares of Class A Common Stock and (ii) 1,817,760 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.9% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 2,387 shares of Class A Common Stock (including 1,225 shares of Class A Common Stock owned of record personally and 1,162 shares of Class A Common Stock held as custodian for a minor child) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,907,110 shares of Class A Common Stock (including 950 shares of Class A Common Stock owned jointly with his spouse, 650 shares of Class A Common Stock held by his spouse as custodian for a minor child and an aggregate of 87,750 shares of Class A Common stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 1,817,760 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan). He disclaims beneficial ownership of 1,162 shares of Class A Common Stock held as custodian for a minor child, 650 shares of Class A Common Stock held by his spouse as custodian for a minor child and an aggregate of 87,750 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 1,817,760 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Mary S. Dolan may be deemed to beneficially own an aggregate of 4,753,032 shares of Class A Common Stock, including (i) 190,146 shares of Class A Common Stock and (ii) 4,562,886 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 7.0% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote and to dispose of or direct the disposition of 6,839 shares of Class A Common Stock held as custodian for one or more minor children and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 4,746,193 shares of Class A Common

Stock (including 7,809 shares of Class A Common Stock owned jointly with her spouse, an aggregate of 95,728 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan, an aggregate of 1,804,996 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan, an aggregate of 79,770 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 2,757,890 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts). She disclaims beneficial ownership of 6,839 shares of Class A Common Stock held as custodian for one or more minor children, an aggregate of 95,728 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan, an aggregate of 1,804,996 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan, an aggregate of 79,770 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 2,757,890 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

The Charles F. Dolan Children Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 966,845 shares of Class A Common Stock, including (i) 47,864 shares of Class A Common Stock and (ii) 918,981 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 15 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney may be deemed to beneficially own an aggregate of 966,845 shares of Class A Common Stock, including (i) 47,864 shares of Class A Common Stock and (ii) 918,981 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 16 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Marianne Dolan Weber may be deemed to beneficially own an aggregate of 938,666 shares of Class A Common Stock, including (i) 47,864 shares of Class A Common Stock and (ii) 890,802 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 17 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Patrick F. Dolan may be deemed to beneficially own an aggregate of 933,879 shares of Class A Common Stock, including (i) 47,864 shares of Class A Common Stock and (ii) 886,015 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 18 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 966,844 shares of Class A Common Stock, including (i) 39,886 shares of Class A Common Stock and (ii) 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 19 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 966,844 shares of Class A Common Stock, including (i) 39,886 shares of Class A

Common Stock and (ii) 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 20 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 531,110 shares of Class A Common Stock, including (i) 13,295 shares of Class A Common Stock and (ii) 517,815 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 21 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 531,110 shares of Class A Common Stock, including (i) 13,295 shares of Class A Common Stock and (ii) 517,815 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 22 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Patrick F. Dolan may be deemed to beneficially own an aggregate of 449,110 shares of Class A Common Stock, including (i) 13,295 shares of Class A Common Stock and (ii) 435,815 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 23 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 456,110 shares of Class A Common Stock, including (i) 13,295 shares of Class A Common Stock and (ii) 442,815 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 24 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Marianne E. Dolan Weber may be deemed to beneficially own an aggregate of 519,110 shares of Class A Common Stock, including (i) 13,295 shares of Class A Common Stock and (ii) 505,815 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 25 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 351,110 shares of Class A Common Stock, including (i) 13,295 shares of Class A

Common Stock and (ii) 337,815 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 26 of this Schedule 13D is hereby incorporated by reference.

The Ryan Dolan 1989 Trust may be deemed to beneficially own an aggregate of 15,156 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 27 of this Schedule 13D is hereby incorporated by reference.

The Tara Dolan 1989 Trust may be deemed to beneficially own an aggregate of 15,156 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 28 of this Schedule 13D is hereby incorporated by reference.

(d) See Exhibit A, which is incorporated by reference herein.

(e) On August 13, 2013, Lawrence J. Dolan, in his capacity as a trustee of certain trusts, ceased to be a Group Member.

Item 6	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The disclosure in the section of Item 6 entitled “THE CLASS B STOCKHOLDERS AGREEMENT” is hereby amended by adding the following paragraph after the end of the last paragraph thereof:

On August 13, 2013, Lawrence J. Dolan, in his capacity as trustee of certain trusts, ceased to be a party to such agreement.

Item 7	Material to be Filed as an Exhibit.

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit B.6: Joint Filing Agreement, dated August 22, 2013.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 22, 2013

CHARLES F. DOLAN, individually, and as Trustee of the Charles F. Dolan 2009 Revocable Trust

*
Charles F. Dolan

HELEN A. DOLAN, individually, and as Trustee of the Helen A. Dolan 2009 Revocable Trust

*
Helen A. Dolan

JAMES L. DOLAN, individually

*
James L. Dolan

THOMAS C. DOLAN, individually

/s/ Thomas C. Dolan
Thomas C. Dolan

PATRICK F. DOLAN, individually

*
Patrick F. Dolan

MARIANNE E. DOLAN WEBER, individually

*
Marianne Dolan Weber

DEBORAH A. DOLAN-SWEENEY, individually

*
Deborah A. Dolan-Sweeney

KATHLEEN M. DOLAN, individually, and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan, and as Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust

*
Kathleen M. Dolan

DAVID M. DOLAN, not individually, but as a Trustee of the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney

*
David M. Dolan

PAUL J. DOLAN, not individually, but as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan

*
Paul J. Dolan

MATTHEW J. DOLAN, not individually, but as a Trustee of the Charles F. Dolan Children Trust FBO Marianne Dolan Weber and the Charles F. Dolan Children Trust FBO Thomas C. Dolan

*
Matthew J. Dolan

MARY S. DOLAN, not individually, but as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney

*
Mary S. Dolan

LAWRENCE J. DOLAN

*
Lawrence J. Dolan

*By:	/s/ Brian G. Sweeney
Brian G. Sweeney
As Attorney-in-Fact

Exhibit A

Kathleen M. Dolan is a co-Trustee of each of the Charles F. Dolan Children Trust FBO James L. Dolan (with Paul J. Dolan as co-Trustee), the Charles F. Dolan Children Trust FBO Patrick F. Dolan (with Mary S. Dolan as co-Trustee), the Charles F. Dolan Children Trust FBO Thomas C. Dolan (with Matthew J. Dolan as co-Trustee), the Charles F. Dolan Children Trust FBO Kathleen M. Dolan (with Paul J. Dolan as co-Trustee), the Charles F. Dolan Children Trust FBO Marianne Dolan Weber (with Matthew J. Dolan as co-Trustee) and the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney (with Mary S. Dolan as co-Trustee) (hereinafter referred to, collectively, as the “Dolan Children Trusts”, and individually, as a “Dolan Children Trust”).

The following table lists each Dolan Children Trust’s name and the name of its beneficiary (each a “Current Beneficiary”).

Name of Trust	Current Beneficiary

Charles F. Dolan Children Trust FBO James L. Dolan	James L. Dolan

Charles F. Dolan Children Trust FBO Patrick F. Dolan	Patrick F. Dolan

Charles F. Dolan Children Trust FBO Thomas C. Dolan	Thomas C. Dolan

Charles F. Dolan Children Trust FBO Kathleen M. Dolan	Kathleen M. Dolan

Charles F. Dolan Children Trust FBO Marianne Dolan Weber	Marianne Dolan Weber

Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney	Deborah A. Dolan-Sweeney

For each Dolan Children Trust other than the Dolan Children Trust for the benefit of Kathleen M. Dolan, distributions of income and principal can be made in the discretion of the Trustees to the Current Beneficiary. For the Dolan Children Trust for the benefit of Kathleen M. Dolan, distributions of income and principal can be made in the discretion of the non-beneficiary Trustee to the Current Beneficiary. The Current Beneficiary of each Dolan Children Trust has the power to appoint additional or successor Trustees, including himself or herself, and to remove Trustees with respect to his or her trust. In the event that a Current Beneficiary becomes a Trustee of his or her trust, distributions of income and principal to the Current Beneficiary will be made in the discretion of the non-beneficiary Trustee. For each Dolan Children Trust, the Current Beneficiary has the power during his or her life to appoint all or part of the assets of his or her trust to or for the benefit of one or more of his or her descendants. Any unappointed portion of such trust will pass, in further trust, per stirpes to the Current Beneficiary’s then living descendants, or if none, per stirpes to the then living descendants of Charles F. Dolan, or if none, among the heirs-at-law of Charles F. Dolan.

The Current Beneficiary of any Dolan Children Trust can be said to have only a contingent economic interest in the securities of the Issuer held by such Dolan Children Trust because the non-beneficiary Trustee thereof has the sole discretion to distribute or accumulate the income from each Dolan Children Trust and the sole discretion to distribute the principal of each Dolan Children Trust to the Current Beneficiary of such Dolan Children Trust.

Kathleen M. Dolan is the sole Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust (together, the “CFD 1989 Grandchildren Trusts” and individually, a “CFD 1989 Grandchild Trust”).

All of the net income of the relevant CFD 1989 Grandchild Trust is distributed to the respective beneficiary. In addition, during the continuance of the relevant CFD 1989 Grandchild Trust, the Trustee in the Trustee’s discretion may distribute the principal of the relevant CFD 1989 Grandchild Trust to or for the benefit of the respective beneficiary. Upon the respective beneficiary attaining age 40, the relevant CFD 1989 Grandchild Trust for the respective beneficiary terminates and is to be distributed to such beneficiary. If the respective beneficiary dies before attaining age 40, such beneficiary has a testamentary general power of appointment over the relevant CFD 1989 Grandchild Trust. In default of the exercise of such power of appointment, the relevant CFD 1989 Grandchild Trust will be distributed to the respective beneficiary’s then-living issue, per stirpes, or if none, to Charles F. Dolan’s then-living grandchildren, in equal shares, or if none, to Charles F. Dolan’s then-living issue, per stirpes.

Each of Mary S. Dolan and David M. Dolan (each, a “2009 Family Trustee” and together, the “2009 Family Trustees”) is currently a trustee of the Charles F. Dolan 2009 Family Trusts (the “2009 Family Trusts”). The property held in the 2009 Family Trusts is held in separate trusts, such that there is one trust in respect of each living child of Charles F. Dolan. The beneficiaries of each trust are the child for whom the trust was set apart and his or her descendants (each, a “Beneficiary”). As a 2009 Family Trustee, Mary S. Dolan has the shared power to vote and dispose of all shares held by the 2009 Family Trusts. David M. Dolan, as a 2009 Family Trustee, shares the power to vote and dispose of all shares held by the 2009 Family Trusts.

During the life of each child of Charles F. Dolan, distributions of income and principal of his or her trust can be made in the discretion of Mary S. Dolan and David M. Dolan, as 2009 Family Trustees, among the Beneficiaries of each such trust. After the death or incompetence of both Charles F. Dolan and Helen A. Dolan, each child of Charles F. Dolan will have the power to appoint additional or successor Trustees, including himself or herself, and to remove Trustees with respect to his or her 2009 Family Trust. In the event that a Beneficiary becomes a Trustee of his or her 2009 Family Trust, distributions of income and principal from such 2009 Family Trust will be made in the discretion of the non-beneficiary Trustee. Charles F. Dolan has the right to substitute assets with each of the 2009 Family Trusts, subject to the 2009 Family Trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor.

Each child of Charles F. Dolan has a testamentary power of appointment over the 2009 Family Trust for his or her benefit, except that any shares of Class B Common Stock can only be appointed in further trust for the benefit of any one or more of the descendants of Charles F. Dolan upon substantially the same terms as the 2009 Family Trusts. Upon the death of a child of Charles F. Dolan, the 2009 Family Trustees will distribute any remaining unappointed trust principal of such trust in continuing trust for such child’s then living descendants, per stirpes. If there are no such living descendants, then the 2009 Family Trustees will distribute any remaining trust principal to the other 2009 Family Trusts for the benefit of the then living descendants of Charles F. Dolan. If there are no such living descendants, the trust principal will be distributed to the Dolan Family Foundation or any successor thereto or, if it is not then in existence, then to a charitable organization.

Each Beneficiary has a right of withdrawal with respect to certain contributions made to his or her respective trust that constitute a gift within the meaning of Chapter 12 of the Internal Revenue Code, and that do not exceed the gift tax exclusion found in Section 2503(b) of the Code. If the right of withdrawal is not exercised, such right lapses with respect to all or a certain portion of such gift on each of the following dates: (i) 30 days following Charles F. Dolan’s death, (ii) the last day of the calendar year in which such gift is made (or 60 days following the gift, if later), and (iii) the first day of the subsequent calendar year. A donor may deny any Beneficiary the right of withdrawal with respect to a gift. To the extent of this right of withdrawal, each Beneficiary of such trust may be said to have a direct economic interest in trust assets, including, if applicable, securities of the Issuer which may be contributed as a gift to the 2009 Family Trusts. Currently, no portion of trust assets may be withdrawn by any Beneficiary pursuant to the right of withdrawal.

Except to the extent of the right of withdrawal, each Beneficiary of the 2009 Family Trusts has only a contingent economic interest in the securities of the Issuer held by the 2009 Family Trusts because Mary S. Dolan and David M. Dolan, as 2009 Family Trustees thereof, have the sole discretion to distribute or accumulate the income and the sole discretion to distribute the principal of the 2009 Family Trusts to each Beneficiary.

The following table lists each 2009 Family Trust’s name and the names of its beneficiaries (each a “Current Beneficiary”).

Name of Trust	Current Beneficiaries

CFD 2009 Family Trust FBO James L. Dolan	James L. Dolan and his descendants

CFD 2009 Family Trust FBO Patrick F. Dolan	Patrick F. Dolan and his descendants

CFD 2009 Family Trust FBO Thomas C. Dolan	Thomas C. Dolan

CFD 2009 Family Trust FBO Kathleen M. Dolan	Kathleen M. Dolan and her descendants

CFD 2009 Family Trust FBO Marianne Dolan Weber	Marianne Dolan Weber and her descendants

CFD 2009 Family Trust FBO Deborah A. Dolan-Sweeney	Deborah A. Dolan-Sweeney and her descendants